Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-258991

Prospectus Supplement No. 4

(To Prospectus dated April 5, 2022)

Berkshire Grey, Inc.

220,207,460 Shares of Class A Common Stock

5,166,667 Warrants to Purchase Class A Common Stock

_____________________

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 5, 2022 (the “Prospectus”), related to the resale, from time to time, by the selling securityholders (including their pledgees, donees, transferees or other successors-in-interest) identified in the Prospectus of (i) up to 205,457,460 shares of our Class A common stock and (ii) up to 5,166,667 Private Placement Warrants (as defined therein) and the issuance by us of up to 14,750,000 shares of Class A common stock upon the exercise of outstanding warrants, with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 13, 2023 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement, and this prospectus supplement incorporates into the Prospectus the information (other than information that is furnished and not deemed filed) contained in the Form 8-K.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “BGRY” and our warrants are listed on the Nasdaq under the symbol “BGRYW.” On February 13, 2023, the closing sale price of our Class A common stock as reported on the Nasdaq was $1.51, and the closing sale price of our warrants as reported on the Nasdaq was $0.268.

_____________________

Our business and investment in our Class A common stock and warrants involve significant risks. See the section entitled “Risk Factors” beginning on page 6 of the Prospectus and in any applicable prospectus supplement to read about factors you should consider before buying our securities.

The date of this prospectus supplement is February 13, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2023

Berkshire Grey, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39768	85-2994421
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 South Road
Bedford, Massachusetts		01730
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 833 848-9900

,

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	BGRY	The Nasdaq Stock Market LLC
Redeemable Warrants	BGRYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On July 20, 2021, Revolution Acceleration Acquisition Corp (“RAAC”), the predecessor to Berkshire Grey, Inc. (the “Company”), held a special meeting of stockholders (the “RAAC Special Meeting”) to approve certain matters relating to the business combination between RAAC and Berkshire Grey, Inc. One of these matters was a proposal to amend RAAC’s charter to, among other things, increase the total number of authorized shares of RAAC’s Class A common stock, par value $0.0001 per share (the “Class A common stock”), from 75,000,000 shares to 385,000,000 shares (the “Charter Proposal”). The Charter Proposal was approved by a majority of the shares of Class A common stock, Class B common stock and Class C common stock of RAAC, voting together as a single class, that were outstanding as of the record date for the RAAC Special Meeting. After the RAAC Special Meeting, RAAC and Berkshire Grey, Inc. closed the business combination, and RAAC changed its name to Berkshire Grey, Inc.

As of December 31, 2022, the Company had 234,844,952 shares of Class A common stock issued and outstanding, as well as a significant number of additional shares of Class A common stock issuable upon conversion, exercise, or settlement of outstanding warrants, stock options, and restricted stock units.

A recent ruling by the Court of Chancery introduces uncertainty as to whether Section 242(b)(2) of the Delaware General Corporation Law (the “DGCL”) would have required the Charter Proposal to be approved by a separate vote of the majority of RAAC’s then-outstanding shares of Class A common stock.

In light of the recent Court of Chancery decision, and to resolve potential uncertainty with respect to the Company’s capital structure, on February 13, 2023, the Company filed a petition in the Court of Chancery under Section 205 of the DGCL to seek validation of the Charter Proposal and the shares issued thereunder. Section 205 of the DGCL permits the Court of Chancery, in its discretion, to ratify and validate potentially defective corporate acts. The Company is aware that a number of other former SPACs are facing similar concerns related to amendments to their charters, and some have already filed petitions under Section 205 of the DGCL in the Court of Chancery for similar reasons. A copy of the petition in the form filed with the Court of Chancery is attached hereto as Exhibit 99.1. and is also available at ir.berkshiregrey.com. Concurrently with the petition, the Company filed a motion to expedite the hearing on the petition.

On February 13, 2023, the Court of Chancery granted the motion to expedite and set a hearing date for the petition to be heard. The hearing has been set for February 27, 2023 at 4:00 p.m. Eastern Time at the Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware 19801.

This Current Report on Form 8-K constitutes notice of the hearing. If any stockholder of the Company wishes to express a position on the petition, such stockholder of the Company may (i) appear at the hearing or (ii) file a written submission with the Register in Chancery, Leonard L. Williams Justice Center, 500 North King Street, Wilmington, Delaware 19801, referring to the case caption, In re Berkshire Grey, Inc., C.A. No. 2023-0171-LWW (Del. Ch.), in advance of the hearing, and any such written submission should be emailed to the Company’s counsel, S. Mark Hurd of Morris, Nichols, Arsht & Tunnell LLP, at shurd@morrisnichols.com.

If the Company is not successful in the Section 205 proceeding, the uncertainty with respect to the Company’s capitalization resulting from the Court of Chancery’s ruling referenced above could have a material adverse impact on the Company, including on the Company’s ability to complete equity or debt financing transactions or issue stock-based compensation to its employees, directors and officers until the underlying issues are definitively resolved. This uncertainty could impair the Company’s ability to execute its business plan, attract and retain employees, management and directors and adversely affect its commercial relationships.

The information found on, or otherwise accessible through, our website at ir.berkshiregrey.com is not incorporated into this Current Report on Form 8-K.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this report are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this report are only predictions. Berkshire Grey has based these forward-looking statements on current information and management’s current expectations and beliefs. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements.

In particular, no assurances can be made regarding the outcome or the timing of the Section 205 proceeding described above. If the Company is unsuccessful in the Section 205 proceeding, the uncertainty with respect to the Company’s capitalization could limit its ability to complete equity or debt financing transactions or issue stock-based compensation to its employees, directors and officers until the underlying issues are definitively resolved. As described above, this uncertainty could have a material adverse impact on the Company.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Petition of Berkshire Grey, Inc. pursuant to 8 Del. C. § 205.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Berkshire Grey, Inc.

Date:	February 13, 2023	By:	/s/ Mark Fidler
Mark Fidler Chief Financial Officer

Exhibit 99.1

IN THE COURT OF CHANCERY FOR THE STATE OF DELAWARE

IN RE BERKSHIRE GREY, INC.	) ) )	C.A. No. 2023-0171-LWW

VERIFIED PETITION FOR RELIEF UNDER 8 DEL. C. § 205

Petitioner Berkshire Grey, Inc. (“Berkshire” or the “Company”) brings this petition (the “Petition”) for relief under Section 205 of the Delaware General Corporation Law (the “DGCL”):

NATURE OF THE ACTION

1.
The Company seeks to validate a Third Amended and Restated Certificate of Incorporation that it filed in Delaware on July 21, 2021 (the “Charter”), and to validate the securities that the Company issued in reliance on the Charter. Ex. A.
2.
This is another de-SPAC petition. As a comparison to the other petitions:

a. No Class Vote Was Obtained. The Company did not obtain a separate class vote of its Class A Common Stock to adopt the Charter, even though the Charter increased the number of shares of Class A Common Stock authorized for issuance.

b. Overissued Shares. The Company has issued shares well in excess of the share limit in its predecessor certificate of incorporation (the “Old Charter”), and has reserved for issuance yet more shares. Of the 236,090,452 shares of Class A Common Stock purportedly issued as of

February 9, 2023, no more than 75 million shares are clearly valid (being the maximum share number authorized by the Old Charter).

c. Section 204 is not available because of share tracing issues. The Class A Common Stock trades publicly and the clearly valid shares cannot be traced and segregated from the questionably valid shares.

d. Timing Exigencies. The Company is obligated to file its form 10K annual report in March 2023, and its outside auditor has raised concerns regarding the validity of its capital structure and may be unwilling to certify its financial results absent a validation of the Charter before then. The Company also disclosed on February 10, 2023 that it had received a non-binding indication of interest from SoftBank Group Corp. to acquire all of the Company’s outstanding capital stock, and is currently evaluating various alternative options.

BACKGROUND

3.
SPAC Formation. The Company was incorporated on September 10, 2020 as a SPAC. The Company filed in Delaware an amended and restated charter on November 11, 2020, and later filed a second amended and restated charter on December 7, 2020. The second amended and restated charter is the “Old Charter” that was in effect at the time the Company sought stockholder approval of the current Charter. See Ex. B.
4.
Business Combination. The Company entered into a business combination (the “Business Combination”) to acquire a private company referenced herein as “Private Berkshire.” The Business Combination resulted in the Company becoming an intelligent enterprise robotics company.

5.
Charter Amendments. In connection with the Business Combination, the Company’s stockholders were asked to amend the Old Charter (the “Charter Proposal”) to, among other things:

a. Increase the number of shares of Class A Common Stock that the Company was authorized to issue to 385 million (from 75 million).

b. Effect a provision to provide that future increases to the number of authorized shares of “the class of Common Stock” (defined as the Class A Common Stock and Class C Common Stock) would not require a separate vote pursuant to Section 242(b)(2) of the DGCL.

b. Eliminate the Company’s SPAC provisions and its Class B Common Stock, change the Company’s name and make certain other changes disclosed to stockholders.

6.
Voting Standard Disclosed to Stockholders. The proxy materials used to solicit Company stockholder approval of the Business Combination and the Charter Proposal stated that the Charter Proposal required approval by “the affirmative vote of holders of a majority of the outstanding shares of RAAC Common Stock [defined in the proxy materials as the Class A Common Stock, Class B Common Stock and Class C Common Stock of the Company], voting together as a single class.”
7.
Stockholder Adoption and Votes Obtained. At a special meeting held on July 20, 2021, the Charter Proposal was approved by a majority of the Class A Common Stock, Class B Common Stock and Class C Common Stock, voting as a single class, but was not approved by a majority of the Class A Common Stock, voting as a separate class. Because this approval satisfied the voting standards described in the proxy materials, the Company caused the Charter to be filed with the Office of the Secretary of State of the State of Delaware on July 21, 2021.
8.
Change of Management. Following the Charter filing and the consummation of the other actions contemplated by the Business Combination, the Company became (and continues to be) managed by the team and outside advisors associated with Private Berkshire, rather than the management team and advisors associated with the Company during its life as a SPAC prior to the Business Combination.
9.
Litigation Developments Unrelated to the Company. Based upon information provided by the Company’s Delaware counsel:

a. Many SPACs interpreted their charters as designating two or more series of common stock that were part of a single class, and therefore no separate class votes were required by Section 242(b)(2) of the DGCL.

b. At least one SPAC, in response to a stockholder demand, supplemented its proxy materials to obtain the separate vote of its Class A shares to effect an authorized share increase in connection with its business combination. The SPAC later resisted the fees requested by the stockholder’s attorney who made the demand that a separate vote of the Class A was required. The Court of Chancery decided the issue of the appropriate amount of fees in Garfield v. Boxed, Inc.

c. In connection with awarding fees, the Court of Chancery assessed the merits of the plaintiff’s claims and read the charter as establishing two classes of stock, which would mean that a class vote of the Class A was required by Section 242(b)(2) of the DGCL.

d. Many SPAC charters contain provisions substantially similar (or identical) to the charter at issue in Boxed. And many de-SPAC transactions were implemented, with share increase amendments, without seeking separate class votes pursuant to Section 242(b)(2) of the DGCL.

The Company retained Delaware counsel on February 7, 2022 to prepare and file this petition.

10.
Applying Boxed to the Charter. The Old Charter resembled the charter at issue in Boxed with respect to whether the Old Charter established three classes of stock for purposes of Section 242(b)(2) of the DGCL. That is, the Old Charter could be read to have designated the Class A Common Stock, Class B Common Stock and Class C Common Stock as three separate classes. Adoption of the Charter therefore might have required approval by the holders of Class A Common Stock, voting as a separate class. Accordingly, the Company is seeking the validation of the Charter to remedy any defect that might have resulted from the failure to authorize the Charter by the separate class vote of the Class A Common Stock if that vote was required by Section 242(b)(2) of the DGCL.
11.
Class A Common Stock Authorized For Issuance. If the Charter did not validly increase the number of shares of Class A Common Stock authorized for issuance, then (absent validation by this Court) the Company is limited to validly issuing only 75 million shares of Class A Common Stock (the maximum number fixed in the Old Charter).

12.
Determining the date of the first potentially invalid issuance. The Company believes that it may have issued stock of questionable validity beginning on July 21, 2021, the date the Business Combination closed.

a. Upon that closing, the Company listed as issued and outstanding on its records 222,597,413 shares of Class A Common Stock. To consummate the Business Combination, the Company issued a total of 147,597,413 shares of Class A Common Stock at closing and reserved for issuance at closing a total of 197,556,175 shares of Class A Common Stock that are committed to be issued for the conversion of Class C Common Stock into Class A Common Stock and the exercise of options, restricted stock units, and warrants to purchase Class A Common Stock.

b. The shares of Class A Common Stock reflected as issued and outstanding following the Closing exceeded the 75 million share limit by 147,597,413 shares at closing, rendering that number of shares potentially invalid. As of closing, all of these shares became publicly traded on NASDAQ. Accordingly, the Company cannot with certainty segregate valid shares and share commitments from invalid shares and share commitments.

CONSIDERATIONS WARRANTING RELIEF UNDER SECTION 205

13.
Recourse Available to the Company. To ratify the Charter pursuant to Section 204 of the DGCL, the Company would need to obtain the approval of a majority of the valid shares of Class A Common Stock currently outstanding, voting as a separate class.

It is possible that 161,090,452 shares of Class A Common Stock are potentially invalid. Only 3,735,333 shares of Class A Common Stock are held by a SPAC stockholder who discloses share ownership pursuant to Schedule 13D under the Securities Exchange Act of 1934. The balance of the valid shares cannot be traced because the Class A Common Stock is publicly traded. With only 75 million shares clearly valid, compared to the total of 236,090,452 shares listed on the Company’s records as issued and outstanding as of February 9, 2023, the Company cannot obtain the approval of a majority of the clearly valid shares of Class A Common Stock. Section 204 of the DGCL is therefore practicably unavailable.

14.
The Company filed the Charter with the belief that it had been approved in accordance with the DGCL.

a. Based upon information provided by the Company’s counsel, many SPACs read their charters as creating separate series of common stock, rather than separate classes of common stock. This view is based in part on the provisions of the Old Charter referencing two lettered paragraphs (a) and (b), which practitioners believed denoted two classes of stock: common stock and preferred stock. According to this view, references to “Class A,” “Class B” and “Class C” merely identified three series that were part of the same class. Furthermore, the provision in the (post-Business Combination) Charter opted out of the class vote under Section 242(b)(2) of the DGCL with respect to changes in the number of the “class of Common Stock” (i.e., the Class A Common Stock and Class C Common Stock), showing a consistent treatment of the groups of common stock as series of the same class.

b. In the transaction documents for the Business Combination, the Company (as the pre-Business Combination SPAC) made representations and warranties to Private Berkshire that the merger consideration to be issued to the stockholders of Private Berkshire (i.e., the stock with the rights set forth in the Charter) would be duly and validly issued, fully paid and nonassessable, which would require the combined vote of the Class A Common Stock, Class B Common Stock and Class C Common Stock to approve the Charter.

c. As noted above, the SPAC management team was replaced with the Private Berkshire management team in connection with the Business Combination. The current management team was not ultimately responsible for ensuring the required stockholder votes had been obtained.

15.
The Company and third parties have treated the Charter as valid. The Private Berkshire stockholders relied on the validity of the Charter because it set forth the terms of the securities that they received as a result of the Business Combination. These terms included the headroom to authorize up to 385 million shares of Class A Common Stock. As noted above, the Company has issued millions of shares in the aggregate to the former Private Berkshire stockholders, PIPE investors and other third parties. Warrants to purchase Class A Common Stock are also publicly traded on NASDAQ and are exercisable for shares of Class A Common Stock. The Company also has issued and outstanding employee options and restricted stock units that are exercisable for Class A Common Stock. The Company and these security holders relied on the Charter, which authorized for issuance a sufficient number of shares of Class A Common Stock to enable the Company to perform the Business Combination and subsequent security issuances.
16.
Harm resulting from no Validation. Several parties will be harmed if the Charter is not validated.

a. The stockholders of Private Berkshire received Class A Common Stock of questionable validity, and will not have received stock with the attributes they bargained for in the Business Combination (including the ability to issue up to 385 million shares of Class A Common Stock).

b. The third parties who purchased Class A Common Stock or options, warrants or other securities convertible or exercisable for Class A Common Stock will not receive the securities for which they bargained and paid consideration.

c. If securityholders seek to rescind or pursue damages for securities that are invalid as a result of the Charter, the Company’s stockholders will suffer a diminution in the value of the Company.

17.
Harm resulting from Validation. The Company is not aware of any harm that will result from the validation of the Charter. Instead, the validation of the Charter will place the Company and its security holders in the position they have always thought they were in vis-à-vis the Charter and the Company’s capitalization table. Indeed, unlike some other SPACs, before the closing of the Business Combination the Company never received a single demand letter complaining about the proper stockholder vote necessary to approve any components of the Business Combination.
18.
Need for Prompt Relief. The Company also submits that prompt relief is required.

a. Under Securities and Exchange Commission (“SEC”) rules, the Company is required to file audited financial statements as part of its Form 10-K by March 31, 2023 (the “Form 10-K”). Prior to issuing the Form 10-K, the Company needs to resolve any uncertainty as to capitalization. If the Company delays the filing of its Form 10-K, it risks breaching its covenants in its existing financing arrangements.

b. In addition, the Company disclosed on February 10, 2023 that it had received a non-binding indication of interest from SoftBank Group Corp. to acquire all of the outstanding capital stock of the Company, and that it was evaluating various alternative options. The Company’s ability to timely consider the indication of interest and its options will be uncertain without prompt relief from the Court.

19.
For all of these reasons, the Company respectfully requests the relief it seeks here pursuant to Section 205.

COUNT ONE

(Validation of the Amendment Under 8 Del. C. § 205)

20.
The Company repeats and reiterates the allegations above as if set forth fully herein.
21.
Because of the potential defects described above, there is uncertainty as to the validity of the Charter and the shares of capital stock and securities convertible into or exercisable for capital stock thereunder, each of which is a potentially defective corporate act.
22.
This Court has the authority under Section 205(a)(4) to determine the validity of any corporate act, which includes the filing and effectiveness of the Charter.
23.
The Company lacks the ability to ratify the Charter under Section 204 due to its inability to obtain a reliable stockholder vote on ratification.
24.
The Company effected the Charter with a good faith belief that it was validly approved by the stockholders of the Company.
25.
The Company has treated the Charter as valid, and has, among other things, issued securities in reliance thereon.

26.
On information and belief, following the public disclosure of the voting results of the special meeting called to approve the Business Combination and the filing of the Charter, market participants and other third parties, including purchasers of shares of Class A Common Stock and other securityholders, have relied on the validity of the Charter, and no persons would be harmed by the validation thereof.
27.
The Company and its stockholders will be irreparably harmed absent relief from this Court.
28.
The Company has no adequate remedy at law.

COUNT TWO

(Validation of Issuances of Securities Under 8 Del. C. § 205)

29.
The Company repeats and reiterates the allegations above as if set forth fully herein.
30.
Because of the potential defects described above, there is uncertainty as to the validity of the Charter and the shares of capital stock and securities convertible into or exercisable for capital stock thereunder, each of which is a potentially defective corporate act.
31.
This Court has the authority under Section 205(a)(4) to determine the validity of any “stock, rights or options to acquire stock.”
32.
The Company lacks the ability to ratify these issuances under Section 204 due to its inability to obtain a reliable stockholder vote on ratification.

33.
As stated above, the Company has treated the Charter as valid, has issued securities in reliance thereon.
34.
On information and belief, purchasers and recipients of the securities relied on the validity of such securities, and no persons would be harmed by the validation of the issuances thereof.
35.
The Company and its stockholders will be irreparably harmed absent relief from this Court.
36.
The Company has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, the Company respectfully requests that this Court enter a proposed Final Order Granting Relief Under 8 Del. C. § 205 in the form attached hereto:

A.
Validating and declaring effective the Charter enacting the Charter Proposals, retroactive to the date of its filing with the Office of the Secretary of State of the State of Delaware on July 21, 2021, and all amendments effected thereby;
B.
Validating and declaring effective the securities (and the issuance of the securities) described herein and any other securities issued in reliance on the validity of the Charter, each as of the original issuance dates; and

C.
Granting such other and further relief as this Court deems proper.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP /s/ S. Mark Hurd S. Mark Hurd (#3297) Sara Barry (#6703) 1201 N. Market Street Wilmington, DE 19801 (302) 658-9200 Attorneys for Petitioner Berkshire Grey, Inc.

February 13, 2023